UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-37877

The Bank of N.T. Butterfield & Son Limited
(Translation of registrant’s name into English)

65 Front Street
Hamilton, HM 12
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Attached hereto (i) as Exhibit 99.1 is the earnings release, (ii) as Exhibit 99.2 is the financial statements, (iii) as Exhibit 99.3 is the earnings call presentation, all for The Bank of N.T. Butterfield & Son Limited for the three months ended March 31, 2022 and (iv) as Exhibit 99.4 is the Press Release on Senior Management Appointments.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2022	THE BANK OF N.T. BUTTERFIELD & SON LIMITED

	By:	/s/ Shaun Morris
	Name:	Shaun Morris
	Title:	General Counsel and Group Chief Legal Officer

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EXHIBIT INDEX

Exhibit	Description

99.1	Earnings release - First quarter 2022 results
99.2	Financial Statements - First quarter 2022 results
99.3	Earnings call presentation - First quarter 2022 results
99.4	Press Release on Senior Management Appointments

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